	801 California Street Mountain View, CA 94041	650.988.8500 Fewnwick.com
JAMES D. EVANS	November 23, 2020	EMAIL JEVANS@FENWICK.COM DIRECT DIAL +1 (206) 389-4559

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].” The OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.
Via EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:    Jan Woo, Legal Branch Chief
Matthew Crispino, Staff Attorney
Christine Dietz, Senior Staff Accountant
Frank Knapp, Staff Accountant
Re:      PubMatic, Inc.
Registration Statement on Form S-1
File No. 333-250077
Ladies and Gentlemen:
On behalf of PubMatic, Inc. (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission (the “Commission”) on September 16, 2020 (in the amended form filed with the Commission on November 13, 2020, the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) in order to provide certain supplemental information to the Company’s letter dated November 18, 2020 (“November 18 Letter”), and in regards to recent conversations with the Staff, to further enable the Staff to complete its review of the Company’s stock option grants and the factors contributing to the changes in the fair value of Common Stock. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the November 18 Letter. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.
Confidential Treatment Request
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.
CONFIDENTIAL TREATMENT REQUESTED BY PUBMATIC, INC.
PUBMATIC-1

Securities and Exchange Commission
Division of Corporation Finance
November 23, 2020

Previously Provided Information
To date, the Company has provided the following information in connection with the Staff’s review of the Company’s stock option grants and the factors contributing to the changes in fair value of the Company’s Common Stock:
•Registration Statement. The section captioned “Common Stock Valuations” at pages 80-81 in the Management’s Discussion and Analysis section of the Registration Statement includes a detailed explanation of the variety of factors in determining the fair value of the Common Stock for purposes of setting the exercise price of stock options granted to date.
•November 18 Letter. In response to comment #7 in the Staff’s initial comment letter to the Company dated October 13, 2020, the Company provided the November 18 Letter.
Comparison of Recent Fair Value Determinations and IPO Price Range
In response to recent inquiries made by the Staff, the Company has provided below an explanation of the differences between the Preliminary Price Range and the fair value of the Common Stock underlying the stock options granted using the fair value of Common Stock set forth in each of the August 2020 Valuation Report and the October 2020 Valuation Report (together, the “Valuation Reports”).
The increases in fair value of Common Stock between the Valuation Reports and Preliminary Price Range were primarily due to a significant increase in the guideline public companies method (“GPCM”) revenue multiples that was in turn driven by a fairly dramatic and recent increase in prevailing market indicators described further below. The increase in the fair value of the Company’s Common Stock in the Preliminary Price Range was to a lesser extent due to weighting the IPO scenario at 100% probability and assuming no discount for lack of marketability contemplating a successful IPO as discussed below. Each factor is discussed in further detail below.
With respect to the IPO scenario in the August 2020 Valuation Report, as previously discussed in the November 18 Letter, the PWERM assigned a 50% weight to the IPO scenario, with a 10% lack of marketability discount. With respect to the IPO scenario in the October 2020 Valuation Report, the PWERM assigned a weight of 70% to the IPO scenario, with a 7.5% lack of marketability discount. As indicated in the November 18 Letter, the Preliminary Price Range assumes that the Offering has occurred and a public market for the Common Stock has been created, and therefore excludes any marketability or illiquidity discount. Had the PWERM increased the weight of the IPO scenario to 100% and removed marketability discount, the fair value per share of Common Stock would have been $[*] in the October 2020 Valuation Report and $[*] in the August 2020 Valuation Report.
As described in the November 18 Letter, the market approach used by the Company estimates the equity value based on a comparison of the Company to comparable public companies in a similar line of business, or GPCM. The GPCM applies a representative revenue multiple from a peer group of public companies in similar lines of business to the Company’s forecasted revenue. The use of GPCM assesses the Company’s IPO exit value (the equity value for the IPO scenario) by applying a forward revenue multiple to the Company’s forecasted revenue for the next 12 months, and does not include any other valuation or business assumption. The forward revenue multiple is a proxy of what other comparable publicly traded companies are being valued in the open market by investors at a valuation date. The forward revenue multiple can change over time based on market data of those same comparable publicly traded companies at a given measurement date. For example, by applying a forward revenue multiple that
CONFIDENTIAL TREATMENT REQUESTED BY PUBMATIC, INC.
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Securities and Exchange Commission
Division of Corporation Finance
November 23, 2020

has doubled (e.g., from 3x to 6x), the assessed equity value of an enterprise would double simply based on the change in forward revenue multiple in how the market values an enterprise. As such, the forward revenue multiple is highly correlated to fluctuations in current market conditions, and thus the GPCM determines a significant part of the estimated equity value.
As with the Preliminary Price Range, at each valuation date, the Company had received input from the representatives of Jefferies LLC and RBC Capital Markets, LLC, the lead underwriters of the Offering (the “Lead Underwriters”), regarding possible valuation of the Company at IPO, which information was used by management and the Board for purposes of assessing the fair value of Common Stock reflected in the Valuation Reports.
Underlying changes in current market GPCM forward revenue multiples represent the most significant driver of variation between the fair values of the Company’s Common Stock set forth in each of the Valuation Reports, as well as the Preliminary Price Range. If the GPCM forward revenue multiples used in the October 2020 Valuation Report were updated as of November 19, 2020 to be identical to those underlying the Preliminary Price Range, the fair value per share of Common Stock set forth in the October 2020 Valuation Report would fall within the Preliminary Price Range. For example, the October 2020 Valuation Report indicated that it considered [*] to be the most similar publicly traded business, which at the time was trading at a forward revenue multiple of [*]. As of November 19, due to general market conditions and underlying company performance, the [*] forward multiple had increased to [*], or about [*]% increase, that would largely match the difference of $[*] (or [*]% increase) between the fair value of the Company’s Common Stock under October 2020 Valuation Report of $[*] and the mid-point of the Preliminary Price Range of $[*]. Said differently, if the Company were to hypothetically use the market data as of November 19 in lieu of market data on the October 1 in the October 2020 Valuation Report for determining the IPO exit value, and weighted the IPO scenario to 100% and removed any illiquidity adjustment, such IPO exit value would have increased from $[*] to approximately $[*] and accordingly the fair value of the Company’s Common Stock would have been $[*] in the October 2020 Valuation Report and $[*] in the August 2020 Valuation Report.
The Company and the Lead Underwriters view [*] as a highly relevant comparable company. First, the Company and [*] have been direct competitors for [*] years. Second, the Company and [*] share similar business attributes: they both are typically described as “sell-side platforms”; they are comparable in size (the Company has lower revenues but higher profits); and the Company and [*] have similar projected year-over-year revenue growth rates. In addition to the recent market trends of [*], there were similar market data trends showing significant increases in forward revenue multiples as of November 19 in the industry and within the Company’s peer group of companies considered in the Valuation Reports.
Based on the above factors, as well as more subjective factors such as overall positive market trends, the Company’s continued positive operating results consistent with market comparable companies, lower market volatility as measured by the Cboe Volatility Index, or VIX, which has declined approximately 15% since October 1, and positive feedback from potential investors in the context of Testing-the-Waters meetings undertaken pursuant to Section 5(d) of the Securities Act after the date of the October 2020 Valuation Report, the Company respectfully submits that the difference between the Preliminary Price Range and the fair values of the Common Stock indicated in the Valuation Reports is justifiable.
In addition, the Company notes that, as is typical in IPOs, the estimated preliminary price range for an offering was not derived using a formal determination of fair value, but instead as a result of negotiation between the Company and the Lead Underwriters. That result reflects the Lead Underwriters’ current views regarding, and awareness of, investor sentiment for public equity offerings of this type and reflects
CONFIDENTIAL TREATMENT REQUESTED BY PUBMATIC, INC.
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Securities and Exchange Commission
Division of Corporation Finance
November 23, 2020

their expertise as significant participants in the public markets ecosystem. Among the factors that were considered in setting this range were the following:
•an analysis by the Lead Underwriters of (i) the typical valuation ranges seen in recent IPOs for comparable companies, and (ii) the Company’s forecasted revenues over the next 12 months multiplied by a forward multiple that, as discussed above, can vary significantly depending on how comparable companies are valued in the public markets at any given valuation date, each of which analyses exclude various objective and subjective factors in fair value determinations, as described in the November 18 Letter;
•the possible willingness of investors to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company and are not objectively determinable and that valuation models are not able to quantify with any level of certainty;
•the general condition of the securities markets, including investor sentiment as reflected in the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies, as discussed above;
•an assumption that there would be a receptive public trading market for an enterprise such as the Company;
•strong recent performance of the Company; and
•an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the preliminary prospectus.
In addition, as discussed in the November 18 Letter, the Company reminds the Staff that it intends to use the midpoint of the bona fide offering price range disclosed in the Company’s preliminary prospectus to value, for accounting purposes, any additional stock options granted after the date that the Lead Underwriters recommended the Preliminary Price Range until the time that there is a public market for its Common Stock.
*    *    *
CONFIDENTIAL TREATMENT REQUESTED BY PUBMATIC, INC.
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Securities and Exchange Commission
Division of Corporation Finance
November 23, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559, or, in his absence, Nicolas H.R. Dumont at (212) 430-2679.

Sincerely yours,

/s/ James D. Evans

James D. Evans
cc:     Rajeev K. Goel, President and Chief Executive Officer
Steven Pantelick, Chief Financial Officer
Thomas Chow, General Counsel and Secretary
PubMatic, Inc.
Mark C. Stevens
Nicolas H. R. Dumont
Eli Curi
Fenwick & West LLP
Tad Freese
Latham & Watkins LLP
CONFIDENTIAL TREATMENT REQUESTED BY PUBMATIC, INC.
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